SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   ULURU, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    90403T100
                                 (CUSIP Number)

                                December 31, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G/A is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                           (Page 1 of 14 Pages)

CUSIP No. 90403T100                 13G/A                 Page 2 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                 O.S.S. Capital Management LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 11,687,415
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 11,687,415
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 11,687,415
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 18.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                  Page 3 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Oscar S. Schafer & Partners I LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 454,925
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 454,925
-----------------------------------------------------------------------------

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 454,925
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 0.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                  Page 4 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              Oscar S. Schafer & Partners II LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 4,969,281
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 4,969,281
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,969,281
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 8.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                  Page 5 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    O.S.S. Overseas Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 6,102,808
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 6,102,808
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 6,102,808
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 9.8%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                 Page 6 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                         O.S.S. Advisors LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 5,424,206
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 5,424,206
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 5,424,206
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 8.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                  Page 7 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Schafer Brothers LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 11,687,415
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 11,687,415
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 11,687,415
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 18.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                  Page 8 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                              Oscar S. Schafer
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 11,687,415
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 11,687,415
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 11,687,415
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 18.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                  Page 8 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Andrew Goffe
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 11,687,415
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 11,687,415
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 11,687,415
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 18.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90403T100                 13G/A                 Page 9 of 14 Pages

ITEM 1.

         (a)    NAME OF ISSUER: ULURU Inc.

         (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                4452 Beltway Drive
                Addison, Texas 75001

ITEM 2(a).     NAME OF PERSON FILING:

             (i) Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

            (ii) Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II", and together with OSS I, the "Partnerships"), with respect to shares of Common Stock as defined in Item 2(d) below) directly owned by it;

            (iii) O.S.S. Advisors LLC, a Delaware limited liability company (the
                  "General Partner"), which serves as the general partner of each of the Partnerships, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by each of the Partnerships;

            (iv) O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), with respect to shares of Common Stock directly owned by it;

            (v) O.S.S. Capital Management LP, a Delaware limited partnership (the "Investment Manager"), which serves as investment manager, and management company, to OSS Overseas and the Partnerships, and to certain managed accounts respectively, and has investment discretion with respect to shares of Common Stock directly owned by the Partnerships, OSS Overseas and shares of Common Stock which are held for the benefit of a third party in a separately managed account;

            (vi) Schafer Brothers LLC, a Delaware limited liability company (the "SB LLC"), which serves as the general partner to the Investment Manager, with respect to shares of Common Stock directly owned by the Partnerships, OSS Overseas and shares of Common Stock which are held for the benefit of a third party in a separately managed account;

            (vii) Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the senior managing member of the General Partner and of SB LLC, with respect to shares of Common Stock directly owned by the Partnerships, OSS Overseas and shares of Common Stock which are held for the benefit of a third party in a separately managed account; and

CUSIP No. 90403T100                 13G/A                 Page 9 of 14 Pages

           (viii) Mr. Andrew Goffe ("Mr. Goffe "), who serves as a managing member of the General Partner and of SB LLC, with respect to shares of Common Stock directly owned by the Partnerships, OSS Overseas and shares of Common Stock which are held for the benefit of a third party in a separately managed account.

     The Partnerships, OSS Overseas, the General Partner, the Investment Manager, SB LLC, Mr. Schafer and Mr. Goffe are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2

         (a)      NAME OF PERSON FILING
                  (i)      O.S.S. Capital Management LP
                  (ii)     Oscar S. Schafer & Partners I LP
                  (iii)    Oscar S. Schafer & Partners II LP
                  (iv)     O.S.S. Overseas Fund Ltd.
                  (v)      O.S.S. Advisors LLC
                  (vi)     Schafer Brothers LLC
                  (vii)    Oscar S. Schafer
                  (viii)  Andrew Goffe

         (b)      ADDRESS OF PRINCIPAL OFFICE, OR, IF NONE, RESIDENCE

                  The address of the principal business offices of each of:

                  (i)    Investment Manager
                                   598 Madison Avenue
                                   New York, NY 10022
                  (ii)   OSS I
                                   598 Madison Avenue
                                   New York, NY 10022
                  (iii)   OSS II
                                   598 Madison Avenue
                                   New York, NY 10022
                  (iv)    OSS Overseas
                                   Walkers SPV Limited
                                   Mary Street
                                   George Town
                                   Grand Cayman KY1-9002
                                   Cayman Islands, British West Indies
                  (v)     General Partner
                                   598 Madison Avenue
                                   New York, NY 10022
                  (vi)   SB LLC
                                   598 Madison Avenue
                                   New York, NY 10022
                  (vii)   Mr. Schafer
                                   598 Madison Avenue
                                   New York, NY 10022
                  (viii)  Mr. Goffe
                                   598 Madison Avenue
                                   New York, NY 10022

CUSIP No. 90403T100                 13G/A                 Page 9 of 14 Pages

         (c) CITIZENSHIP
                  (i)     Investment Manager - Delaware, USA
                  (ii)    OSS I - Delaware, USA
                  (iii)   OSS II - Delaware, USA
                  (iv)    OSS Overseas - Cayman Islands
                  (v)     General Partner - Delaware, USA
                  (vi)    SB LLC - Delaware, USA
                  (vii)   Mr. Schafer - USA (viii)Mr. Goffe - USA

         (d) TITLE OF CLASS OF SECURITIES Common Stock, par value $0.01 per share

         (e)      CUSIP NUMBER
                  90403T100

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)   [ ] Broker or dealer registered under Section 15 of the Act,

          (b)   [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c)   [ ] Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)   [ ] Investment Adviser in accordance with Rule 13d-1
                    (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

CUSIP No. 90403T100                 13G/A                 Page 9 of 14 Pages

ITEM 4. OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:
                  The Investment Manager may be deemed to beneficially own 11,687,415 Shares. OSS I may be deemed to beneficially own 454,925 Shares. OSS II may be deemed to beneficially own 4,969,281 Shares. OSS Overseas may be deemed to beneficially own 6,102,808 Shares. The General Partner may be deemed to beneficially own 5,424,206 Shares as a result of its voting and dispositive power over 5,424,206 Shares owned by the Partnerships. SB LLC may be deemed to beneficially own 11,687,415 as a result of its voting and dispositive power over 11,687,415 Shares owned by the Partnerships, OSS Overseas and a separately managed account. Mr. Schafer may be deemed to beneficially own 11,687,415 by virtue of his voting and dispositive power over 11,687,415 Shares owned by the Partnerships, OSS Overseas and a separately managed account. Mr. Goffe may be deemed to beneficially own 11,687,415 by virtue of his voting and dispositive power over 11,687,415 Shares owned by the Partnerships, OSS Overseas and a separately managed account.

         (b)      PERCENTAGE BENEFICIALLY OWNED

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 62,377,000 Shares outstanding:
                         (i)     Investment Manager may be deemed to
                                 beneficially own approximately 18.7% of the outstanding Shares;
                         (ii) OSS I may be deemed to beneficially own approximately 0.7% of the outstanding Shares;
                         (iii) OSS II may be deemed to beneficially own approximately 8.0% of the outstanding Shares;
                         (iv) OSS Overseas may be deemed to beneficially own approximately 9.8% of the outstanding Shares;
                         (v) General Partner may be deemed to beneficially own approximately 8.7% of the outstanding Shares;
                         (vi) SB LLC may be deemed to beneficially own approximately 18.7% of the outstanding Shares;
                         (vii) Mr. Schafer may be deemed to beneficially own approximately 18.7% of the outstanding Shares;
                         (viii)  Mr. Goffe may be deemed to beneficially
                                 own approximately 18.7% of the outstanding
                                 Shares.

         (c)      NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                         (i)   Sole power to vote or to direct the vote 0.
                         (ii) Shared power to vote or to direct the vote 11,687,415. (iii) Sole power to dispose or to direct the disposition of 0.
                         (iv) Shared power to dispose or to direct the disposition of 11,687,415.

CUSIP No. 90403T100                 13G/A                 Page 9 of 14 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  The (i) limited partners and the general partner of the Partnerships and (ii) the shareholders and advisor of OSS Overseas have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the Partnerships and OSS Overseas, respectively.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          See Item 2.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

CUSIP No. 90403T100                 13G/A                 Page 13 of 14 Pages

ITEM 10.   CERTIFICATION

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                  February 14, 2008
                                          ------------------------------
                                                      Date
                                           /s/ Oscar S. Schafer
                                          ------------------------------
                                                    Signature

                                          Oscar S. Schafer, Managing Partner
                                          ------------------------------
                                                   Name/Title

                                                February 14, 2008
                                          ------------------------------
                                                     Date
                                               /s/ Andrew Goffe
                                          ------------------------------
                                                  Signature

                                           Andrew Goffe, Managing Member
                                          ------------------------------
                                                 Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 90403T100                 13G/A                 Page 14 of 14 Pages

                                 EXHIBIT 1

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)


              The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  February 14, 2008


                                  Oscar S. Schafer

                                  /s/ Oscar S. Schafer
                                  -------------------------------------
                                  individually and as senior managing member
                                  of (a) O.S.S. Advisors LLC,
                                  for itself and as the general partner of
                                  (i) Oscar S. Schafer & Partners I LP;
                                      and
                                  (ii)Oscar S. Schafer & Partners II LP;
                                      and (b)  Schafer Brothers LLC,
                                      for itself and as the general
                                      partner of O.S.S. Capital
                                      Management LP and investment manager
                                      of O.S.S. Overseas Fund Ltd.


                                       Andrew Goffe

                                       /s/ Andrew Goffe
                                  -------------------------------------
                                  individually